EXHIBIT 99.3

AGILENT TECHNOLOGIES, INC.
STOCK OPTION EXCHANGE PROGRAM
EMPLOYEE QUESTION AND ANSWER
January 9, 2003

Agilent Confidential

The following are answers to some of the questions that you may have about the proposed stock option exchange program that was announced today. Please note that this proposed program is subject to stockholder approval at our March 4, 2003 annual meeting of stockholders. If the program commences, it is subject to regulatory review by the U.S. Securities and Exchange Commission (“SEC”).

The information in this Q&A is accurate as of January 9, 2003. Agilent may determine not to proceed with the program even if it is approved at the annual meeting.

You should carefully read the InfoSpark dated January 9, 2003, this list of Q&A’s and the Proxy Statement which has been filed with the SEC which is posted at www.investor.agilent.com. The information in this summary Q&A is not complete. If the stockholders approve the proposal to amend our 1999 Stock Plan and Agilent implements the stock option exchange program, additional important information will be contained in the offer to exchange and the other option exchange program documents that will be filed with the SEC and delivered to eligible option holders.

Q1.	What is the proposed program?

A1.	The stock option exchange program is an opportunity for eligible option holders to exchange outstanding options granted by Agilent with an exercise price greater than $25.00, for a lesser number of options to be granted at least six months and one day after the original options are cancelled. Typically, the new options would have an exercise price equal to the fair market value of our common stock on the day the new options are granted. This may not be the case in all countries. Specifically, the exercise price may vary in France and Italy as a result of local requirements.

Q2.	Is Agilent offering this program at this time?

A2.	No. The proposed program must first be approved by stockholders in order for Agilent to be able to offer this program to its employees who hold options at a future date.

Q3.	Would all Agilent employees who hold options be eligible to participate?

A3.	It is our intention to offer this program broadly to employees who hold options. Agilent’s Section 16 officers and members of Agilent’s Board of Directors, however, will not be eligible to participate. In addition, we have not yet determined whether we would be able to offer the stock option exchange program in all countries. The stock option exchange program is subject to regulatory review and approval in many countries. It will not be offered in a particular country until Agilent has fully complied with all local regulations and received requisite regulatory approvals.

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Q4.	Why can’t Agilent just grant me additional options?

A4.	The Option Exchange Program would be beneficial to stockholders by canceling a larger number of outstanding options and issuing fewer options in their place. By conducting this exchange rather than granting new options to supplement the underwater options, we are avoiding additional dilution to our stockholders’ interests.

Q5.	How can I tell which of my option grants above $25.00 are eligible to exchange?

A5.	Your stock option grant history can be viewed in MEIDAS under the Time and Pay tab in the Employee view. Your stock option grants are listed in chronological order and are identified under the “Plan” heading as HP95, 1999, 1999OSI. Only those options designated as 1999 and 1999OSI are eligible for exchange.

Q6.	If stockholders approve the program, will Agilent make any recommendation as to whether I should exchange my eligible options?

A6.	No. Agilent will not make any recommendation as to whether you should accept the offer to exchange your options. You must make your own decision. For questions regarding personal tax implications or other investment-related issues, you should talk to your own legal counsel, accountant and/or financial advisor.

Q7.	Would I have to pay taxes if I exchange my options in the offer?

A7.	Tax rules vary by country and change frequently. Under current U.S. law, neither the cancellation of options nor grant of new options is taxable. In other countries, we will provide more information if the program is approved and offered.

Q8.	How much time would elapse between the time my options are cancelled and the time I receive my new grant?

A8.	The new options would be granted at least six months and one day after the cancellation date.

Q9.	Why wouldn’t the exchange ratio be simply one-for-one for all options?

A9.	Our stock option exchange program must balance the interests of both employees and stockholders. In order to accomplish this balance, we are using an exchange ratio that is greater than one-for-one, with the intent of creating an economically “value-neutral” exchange to stockholders.

Q10.	What do you mean by “value-neutral” exchange?

A10.	A “value-neutral” exchange is one where the value of the new options being granted approximates the fair value of the options being surrendered. We established the exchange ratios noted in the proxy so that the value of the new options should be roughly equal to the

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value of the options surrendered.

Q11.	Will I be required to give up all of my rights under the cancelled options?

A11.	Yes. Once your options are tendered for exchange, they would be cancelled and you would no longer have any rights under those options. All options accepted for exchange will be cancelled the first business day following the expiration of the election period.

If you cease to be an Agilent employee for any reason including, but not limited to, voluntary termination, involuntary termination, divestiture, Workforce Management, death, permanent disability, or retirement, before the new grant date, you would not receive new options or any compensation in lieu of new options, and you would forfeit the options that you tendered for exchange. Once the election period has ended, your election to participate or not participate is irrevocable

Q12.	What if I leave the company after my original options have been cancelled?

A12.	To receive a grant of new options under the terms of the offer and the 1999 Stock Plan, you would have to be employed continuously by Agilent Technologies or one of our subsidiaries, through the new option grant date.

Your new options would be granted at least six months and one day after the cancellation date. If, for any reason, including but not limited to, voluntary termination, involuntary termination, divestiture, Workforce Management, death, disability or retirement, you do not remain employed by Agilent through the new option grant date, you would not receive any new options or other compensation in exchange for the eligible options that you tendered and that Agilent accepted for exchange and subsequently cancelled. Accordingly, you would forfeit all options that you elect to exchange. Once the election period has ended, your election to participate or not participate is irrevocable

Unless otherwise expressly provided by the applicable laws of a non-U.S. jurisdiction, your employment with us or one of our subsidiaries remains “at will” and can be terminated by you, Agilent or one of our subsidiaries at any time, with or without cause or notice.

Q13.	Where can I get more information about the proposed program?

A13.	You can find the full text of the proxy proposal on Agilent’s Investor Relations web site and the SEC web site. The information in the proxy statement, the accompanying annual report and Agilent consolidated financial statements which are being provided to all stockholders are designed to give you all of the relevant information necessary to determine whether or not to vote for the amendment to the 1999 Stock Plan.

Due to strict SEC regulations on communications regarding proxy votes and tender offers, Agilent cannot provide additional written information to inquiries, even in the format of an e-mail, unless the text also is filed with the SEC.

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If the amendment is approved and the stock option exchange program is implemented, additional information will be provided at that time to eligible employees to assist you in your decision on whether or not to participate in the program.

Q14.	What are the next steps?

A14.	Once you have read all the materials, if you are a stockholder, you should vote your proxy shares. The outcome of the vote will be communicated soon after the stockholder meeting and if the amendment is approved, more information will be made available in the future.

Agilent has not commenced the stock option exchange program referred to in this communication, and will not unless the proposal to amend Agilent’s 1999 Stock Plan is passed at the annual meeting of stockholders in March 2003. If we implement the stock option exchange, Agilent will provide eligible option holders with written materials explaining the precise terms and timing of the exchange offer. Eligible option holders should read these written materials carefully because they will contain important information about the program. These materials and other documents filed by Agilent with the SEC can be obtained free of charge from the SEC’s website at www.sec.gov. The option exchange program is subject to securities regulation in most countries and will not be offered in any country until Agilent complies with all regulations and receives requisite government approvals. Agilent option holders may obtain a written copy of the tender offer statement, when available, by contacting Global Equity Programs at Agilent Technologies Inc., 395 Page Mill Road, MS A3-05, Palo Alto, CA 94306.

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